UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2026

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

c/o Meitar Law Offices Abba Hillel Silver Rd.,

Ramat Gan, 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On March 5, 2026, Galmed Pharmaceuticals Ltd. (the “Company”) held a Special General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on the proposal described in the proxy statement for the Meeting included as an exhibit to the Company’s report on Form 6-K furnished by the Company with the Securities and Exchange Commission on February 9, 2026. The proposal brought before the shareholders at the Meeting was approved by the shareholders of the Company with the requisite majority in accordance with the Israeli Companies Law, 5759-1999.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-206292, 333-227441, 333-284163 and 333-290399) and the Company’s Registration Statement on Form F-3 (Registration Nos. 333-272722 and 333-283241).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: March 5, 2026	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer